EXHIBIT 99.1





03/CAT/23

Page 1 of 2

FOR IMMEDIATE RELEASE

09.15 BST, 02.15 EST Thursday 10 September 2003

For further information contact:
Cambridge Antibody Technology          Weber Shandwick Square Mile (Europe)
Tel: +44 (0) 1223 471 471              Tel: +44 (0) 20 7067 0700
Peter Chambre, Chief Executive Officer Kevin Smith
John Aston, Chief Financial Officer    Rachel Lankester
Rowena Gardner, Director of Corporate
Communications
                                       BMC Communications/The Trout Group (USA)
                                       ----------------------------------------
                                       Tel: +1 212 477 9007
                                       Brad Miles, ext 17 (media)
                                       Brandon Lewis, ext.15 (investors)



CAMBRIDGE ANTIBODY TECHNOLOGY REPORTS EUROPEAN APPROVAL OF HUMIRA


Cambridge, UK... Cambridge Antibody Technology (LSE:CAT; NASDAQ: CATG) acknowledges the announcement by Abbott Laboratories that it has received approval from the European Commission to market HUMIRA(R), previously known as D2E7, for the treatment of adult rheumatoid arthritis (RA) in Europe. HUMIRA was isolated and optimised by CAT as part of a broad scientific collaboration with Abbott Laboratories.

In an announcement dated 10 September 2003, Abbott stated that HUMIRA will be available at pharmacies in Germany and the United Kingdom within five days. Availability in other European Union (EU) countries will occur in subsequent months as each country adopts pricing and reimbursement policies. In recent months, the drug has been made available in Europe through patient named basis programme or clinical study protocols. Abbott filed for EU approval in April 2002 and received a positive opinion from the European Medicines Evaluation Agency (EMEA) in May 2003. HUMIRA received approval from the US Food and Drug Administration on

December 31, 2002, and since then in nine additional countries. Also in May, as a result of the strong physician uptake and positive patient response in the US, Abbott raised the global sales expectations of HUMIRA for this year from more than $200 million to more than $250 million.

Abbott reported that the EU approval for HUMIRA was based on data obtained in four controlled clinical trials. In all, 23 trials have been conducted with HUMIRA, involving more than 2,400 RA patients worldwide. The drug's effectiveness was evaluated by measuring patients' improvement in RA signs and symptoms response scores. Safety also was assessed in these trials, which included one of the largest prospective safety trials of a TNF-antagonist. Some patients in trials have been taking HUMIRA for more than five years.

CAT will receive royalties on the sales of HUMIRA.


-ENDS-



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Cambridge Antibody Technology (CAT):
o CAT is a UK-based biotechnology company using its proprietary technologies and capabilities in human monoclonal antibodies for drug discovery and drug development. Based near Cambridge, England, CAT currently employs around 290 people.
o CAT is a leader in the discovery and development of human therapeutic antibodies and has an advanced proprietary platform technology for rapidly isolating human monoclonal antibodies using phage display and ribosome display systems. CAT has extensive phage antibody libraries, currently incorporating more than 100 billion distinct antibodies. These libraries form the basis for the Company's strategy to develop a portfolio of antibody-based drugs.
o HUMIRA TM, the leading CAT-derived antibody, isolated and optimised in collaboration with Abbott has been approved by the US Food and Drug Administration for marketing in the US as a treatment for rheumatoid arthritis. Approval in Europe is expected by Abbott in mid-2003.
o Eight further CAT-derived human therapeutic antibodies are at various stages of clinical trials. There are five candidate therapeutic antibodies in pre-clinical development.
o CAT has alliances with a number of pharmaceutical and biotechnology companies to discover, develop and commercialise human monoclonal antibody-based products. CAT has co-development programmes with Amgen, Amrad, Elan and Genzyme.
o CAT has also licensed its proprietary technologies to several companies. CAT's licensees include: Abbott, Amgen, Chugai, Human Genome Sciences, Merck & Co, Pfizer and Wyeth Research.
o CAT is listed on the London Stock Exchange and on NASDAQ since June 2001. CAT raised(pound)41m in its IPO in March 1997 and(pound)93m in a secondary offering in March 2000.
o As set out in CAT's interim results for the six months ended 31 March 2003, CAT's entitlement to royalties in relation to sales of Humira is governed by an agreement dated 1 April 1995 between Cambridge Antibody Technology Limited and Knoll Aktiengesellschaft (now a subsidiary of Abbott Laboratories). The agreement allows for offset, in certain circumstances, of royalties due to third parties against royalties due to CAT, subject to a minimum royalty level. Abbott indicated to CAT in March 2003 its wish to initiate discussions regarding the applicability of these royalty offset provisions for Humira. CAT believes strongly that the offset provisions do not apply and will seek an outcome consistent with that position.

Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc ("CAT") that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding CAT's present and future business strategies and the environment in which CAT will operate in the future. Certain factors that could cause CAT's actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT's ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition.